Exhibit 99.3

Genius Group Closes Initial Public Offering

SINGAPORE – April 14, 2022 – Genius Group Limited (“Genius Group” or the “Company”) announced the closing of its initial public offering of 3,763,636 ordinary shares, including 490,909 ordinary shares issued pursuant to the full exercise by the underwriter of its over-allotment option, at a price of $6.00 per share (the “Offering”) resulting in $22,581,816 of gross proceeds to the Company, prior to deducting underwriting discounts, commissions and other expenses. All of the ordinary shares were offered by Genius Group.

The Company listed its ordinary shares on the NYSE American, effective April 12, 2022, under the symbol “GNS.”

Boustead Securities, LLC acted as the sole underwriter for the firm commitment Offering.

A registration statement on Form F-1, as amended (File No. 333-257700) relating to the ordinary shares was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on March 31, 2022. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Offering has been made only by means of a prospectus. A copy of the final prospectus related to the Offering may be obtained from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling +1 (949) 502-4408 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

About Genius Group

Genius Group is a world-leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has over 2.7 million students in 200 countries, ranging from ages 0 to 100. The group includes four pre-IPO companies (the “Pre-IPO Group”), and four companies being acquired at the time of today’s closing of the IPO (the “IPO Acquisitions”).

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via the Pre-IPO Group’s artificial intelligence (AI)-powered, personalized GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills.

The Pre-IPO Group includes Genius Group, GeniusU, Entrepreneurs Institute and Entrepreneur Resorts. This group of entrepreneur education companies has grown through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which is being developed to provide AI-driven personal recommendations and guidance for each student. The Pre-IPO Group is now expanding its education system to age groups beyond its current adult audience, to children and young adults. The four IPO Acquisitions are the first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; and Property Investors Network, which provides property investment courses and events in England.

Genius Group’s post-IPO plan is to combine the education programs of the IPO Acquisitions with its current education programs and Edtech platform as part of one lifelong learning system, and it has selected these acquisitions because they already share aspects of the Genius curriculum and its focus on entrepreneur education.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the initial public offering. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and prospectus for the offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

For Underwriter Inquiries Please Contact:

Boustead Securities, LLC

Daniel J. McClory, Head of Equity Capital Markets

Tel: +1 949 502 4408

Email: dan@boustead1828.com

Company Contact:

Dave Gentry

RedChip Companies, Inc.

Phone: +1 407 4914498

GNS@redchip.com